Lianhe Sowell International Group Ltd

Shenzhen Integrated Circuit Design Application Industry Park

Unit 505-3, Chaguang Road No. 1089

Nanshan District, Shenzhen, China

February 14, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention: Uwem Bassey

Re:	Lianhe Sowell International Group Ltd.

Amendment No. 4 to Registration Statement on Form F-1

Filed February 4, 2025

File No. 333-279303

Dear Mr. Uwem Bassey:

Lianhe Sowell International Group Ltd. (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 10, 2025 (the “Letter”) regarding the Company’s registration statement on Form F-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is submitting Amendment No. 5 to the Registration Statement (“Amendment No. 5”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 5. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 72

1.	Please revise to ensure your liquidity discussion is consistent with the revisions made to your risk factor disclosures on pages 27 and 30 in response to prior comment 1. In this regard, you state on page 74 that approximately $4.1 million of the $10 million investment will be supplemented by potential bank loans or other financial options. However, your risk factor disclosures indicate such amount is $6.6 million. Also, revise your liquidity discussion to clarify that to date you have not secured any bank loans or other financial options and may be unable to obtain additional capital in a timely manner. Lastly, discuss the impact to your liquidity or Nine-Axis Linkage Spray Painting Robots project if you are unable to obtain such financing.

Response: In response to the Staff’s comment, we revised on page 74 of the Amendment No.5.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna J. Wang, Esq. of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

	By:	/s/ Yue Zhu
Yue Zhu
cc:	Anna J. Wang, Esq.